UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                  ------------------------------
                                                          SEC FILE NUMBER
                                                              001-13125
                                                  ------------------------------

                          NOTIFICATION OF LATE FILING

                                                  ------------------------------
                                                           CUSIP NUMBER
                                                            30224P 10 1
                                                  ------------------------------

(Check one): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

                  For Period Ended:  March 31, 2004
                                     --------------
                   [ ]  Transition Report on Form 10-K
                   [ ]  Transition Report on Form 20-F
                   [ ]  Transition Report on Form 11-K
                   [ ]  Transition Report on Form 10-Q
                   [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:  ____________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant:  Extended Stay America, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable:  N/A
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number):  100 Dunbar Street
--------------------------------------------------------------------------------
City, State and Zip Code:  Spartanburg, South Carolina 29306

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
   [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company anticipates consummating the merger contemplated under the Agreement and Plan of Merger dated as of March 5, 2005 among the Company, BHAC Capital IV, L.L.C., and BHAC Acquisition IV, Inc. on or around Tuesday, May 11, 2004. Following consummation of the merger, the Company will withdraw from listing on the New York Stock Exchange and from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), its shares of common stock and will thereafter cease to be subject to the reporting requirements under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder. Because of actions taken by the Company in anticipation of consummating the merger, the Company was not reasonably able to timely prepare and file the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

PART IV -- OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

      James A. Ovenden              (864)                     573-1600
      ----------------           ------------         ------------------------
          (Name)                  (Area Code)            (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                Yes [X]  No [ ]

--------------------------------------------------------------------------------
 (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes [ ]  No [X]
       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------



Extended Stay America, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 10, 2004                            By:  /s/ James A. Ovenden
       ------------                                     --------------------
                                               Name:  James A. Ovenden
                                               Title:  Chief Financial Officer